Exhibit 99.1

Eidos PLC
17 May 2004

EIDOS plc

Application has been made to the Financial Services Authority and the London Stock Exchange plc for 313,696 Ordinary shares of 2p each ("shares") to be admitted to the Official List.

It is expected admission will be granted on 19 May 2004 and that trading will commence on 20 May 2004.

The issuance of the shares relate to the exercise of rights under the Company's US Employee Stock Purchase Plan and rank pari passu with the existing issued Ordinary shares.

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